U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated November 3, 2005	4
2.	Press Release dated November 23, 2005	5

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  December 9, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY FINANCIAL SERVICES INC. ANNOUNCES NORMAL COURSE ISSUER BID

Toronto, Ontario, November 3, 2005 — Kingsway Financial Services Inc. (“Kingsway”) (TSE:KFS, NYSE:KFS) announced today that The Toronto Stock Exchange (the “Exchange”) has accepted a notice filed by Kingsway of its intention to make a Normal Course Issuer Bid (the “Bid”).

The notice provides that Kingsway may, during the 12 month period commencing November 8, 2005 and ending November 7, 2006, purchase on the Exchange up to 2,823,000 common shares, being less than five percent (5%) of the total number of common shares outstanding. As at October 26, 2005, 56,475,121 common shares were issued and outstanding. The price which Kingsway will pay for any such shares will be the market price at the time of acquisition. The actual number of common shares which may be purchased pursuant to the Bid and the timing of any such purchases will be determined by management of Kingsway. All common shares purchased pursuant to the Bid will be cancelled.

Kingsway believes that its common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to the business of Kingsway and its future business prospects. As a result, depending upon future price movements and other factors, Kingsway believes that its outstanding common shares may represent an attractive investment to Kingsway. Furthermore, the purchases are expected to benefit all persons who continue to hold common shares by increasing their equity interest in Kingsway.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M. Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY ANNOUNCES AGREEMENT WITH THE ROBERT PLAN CORPORATION

Toronto, Ontario, November 23, 2005 — Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced that it had entered into a program management agreement with The Robert Plan Corporation (‘RPC’). RPC provides underwriting and claims administration services to insurance companies in the United States who seek to transfer their assigned risk obligations to a specialist for a fee. The agreement is effective for new and renewal business on and after January 1, 2006.

“We are pleased to have entered into an agreement with The Robert Plan”, said Bill Star, President and CEO of Kingsway Financial Services Inc. “This transaction is consistent with our strategy of growing our marketshare in the minimum limits non-standard automobile business in the United States. The Robert Plan is a dominant service provider for assigned risks in the U.S. automobile insurance market. We look forward to a long and mutually beneficial relationship with them.”

In certain U.S. States, drivers who cannot obtain insurance in the voluntary market are placed in an assigned risk plan. These insureds are then proportionately assigned to all automobile insurers who do business in that given state. RPC is a dominant player in the assigned risk automobile market, servicing insurers who seek to transfer their assigned risks and related premiums to another insurer for a fee. Kingsway will be providing underwriting capacity to assume the policies serviced by RPC.

RPC has been in operation since the early 1950’s and since the 1980’s has specialized in the underwriting and servicing of assigned risks for personal and commercial automobile policies. For the first nine months of 2005, RPC generated gross premiums written of approximately U.S.$185 million and for the year-ended December 31, 2004 generated gross premiums written of approximately U.S.$250 million.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America according to A.M. Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com